Exhibit 99.1

PRESS RELEASE
Aspen Reports Net Income of $51 million, Operating Income of $202 million and a Combined Ratio of 93.0% for the Twelve Months Ended December 31, 2022

•Gross written premiums increased by 10% to $4,339 million (2021: $3,938 million)
•Underwriting income* of $190 million (2021: $(30) million)
•Total fee income generated by Aspen Capital Markets of $104 million (2021: $61 million)
•Net investment income of $188 million (2021: $148 million)
•Operating return on average equity* of 11.9% (2021: 2.4%)

Hamilton, Bermuda, April 19, 2023 - Aspen Insurance Holdings Limited (“Aspen”) today reported results for the twelve months ended December 31, 2022.

CEO statement

We have continued to make significant progress in 2022, generating $202 million of operating income* (2021: $51 million) and $51 million of net income (2021: $(30) million). We delivered a strong set of results in a challenging year that included Russia’s invasion of Ukraine, rising inflation and significant natural catastrophe activity, all of which generated notable loss activity for our industry.
Against this backdrop, our reported combined ratio improved to 93.0% (2021: 101.2%), an outstanding result. Adjusted for the impacts of the loss portfolio transfer and adverse development contracts, our combined ratio was 92.4%* (2021: 98.8%). We have been clear in our ambition to establish Aspen as a top quartile specialty (re)insurer and we have maintained momentum during 2022 through the strength of our underwriting performance and continued operational resilience.
Strong performance in our insurance and reinsurance businesses
The strength of Aspen’s franchise means we were well positioned to grow. We took advantage of the favorable market conditions in 2022, increasing our gross written premiums by approximately 10% to $4,339 million (2021: $3,938 million), while we continued to strategically shape the underwriting portfolio. We grew in both our insurance and reinsurance segments and the average rate increase across our overall renewed portfolio was 10%.

_____________
* Non-GAAP financial measures are used throughout this release, such as Operating Income and Adjusted Combined Ratio. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release.
Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

The adjusted combined ratio of 92.4% represents a strong underwriting result for the year and reflects the quality of our portfolio following extensive repositioning in recent years. The continued improvement across the portfolio is driven by disciplined underwriting and rate increases exceeding loss costs. The loss portfolio transfer, completed in May 2022, improved the strength of our balance sheet and provides significant protection of future earnings from potential reserve development on 2019 and prior accident years. We continue to focus on risk management which included a reduction in our exposure to catastrophe losses. The benefits of this can be seen in our 2022 results, within the context of high industry catastrophe loss activity.
Our net investment income was up 28% to $188 million (2021: $148 million). Like the wider market, Aspen has not been immune from the impact of rising interest rates on our investment portfolio. As we said in our half-year 2022 statement, we broadly expect the unrealized investment losses to unwind as securities reach maturity, while higher interest rates will also positively impact future returns.
Encouraging results of our capital markets franchise
Aspen Capital Markets generated total fee income of $104 million, driven by an increase in assets under management to $1.3 billion. This fee income is primarily reflected as an offset to our acquisition costs and therefore benefits our underwriting results. Given the challenges facing the insurance-linked securities market in raising capital, this is testament to the innovative team we have and our track record of delivering for our investors.
Building a culture of which we are proud
I would like to thank our people for their commitment and the role they have played in instilling an innovative and collaborative culture that we can all be proud of. I firmly believe that this culture helps us attract and retain talent, maintain our strong market relationships and sustain an environment of high performance.
In 2022, work continued to build a more diverse, equitable and inclusive business. We established employee-led gender and ethnicity communities across the UK, US and Bermuda, and started collecting diversity data for our employees to better understand our workforce and create a welcoming working environment for all.
As we continue to grow and strive for excellence, it’s critical that we reward our people not only for what they do, but how they do it. Over the past few years, we have put significant emphasis on defining our values as a central part of Aspen’s culture. In 2023, we have taken a step forward and embedded values and behaviors into our annual performance cycle.

Earlier this year, we published our second Environmental Social and Governance (ESG) Report, building on the work started in 2021. The report shows steady progress across all three pillars of ESG, and the continued focus on embedding sustainability into Aspen’s strategy and values.
A business transformed and focused on delivering consistent performance
The results we have reported today mark the third consecutive year of improved underwriting performance. This is a reflection of our transformation efforts over the past few years as we simplified, reshaped and improved Aspen, taking decisive and timely actions on our risk appetite and exposures. Our proactive approach to portfolio management means we have a flexible, robust and diversified franchise across multiple product lines and geographies that provides value and support for our clients.

As a result, we are well-positioned to take advantage of the opportunities that the market is currently providing. Our focus remains on sustainable growth, optimizing our underwriting returns and prudently managing catastrophe risk, as we continue to work towards our objective of delivering consistent top quartile results.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer

Key financial highlights

Significantly improved financial results driven by underwriting performance
•Gross written premiums of $4,339 million in the twelve months ended December 31, 2022, an increase of 10% compared to $3,938 million in the twelve months ended December 31, 2021, primarily due to rate improvement and growth in both of our underwriting segments.
•Net written premiums of $2,896 million in the twelve months ended December 31, 2022, an increase of 12% compared to $2,588 million in the twelve months ended December 31, 2021. Premiums ceded to reinsurers as a percentage of gross written premium in the twelve months ended December 31, 2022, was 33% compared with 34% in the twelve months ended December 31, 2021.
•Underwriting income of $190 million (adjusted underwriting income* of $205 million) in the twelve months ended December 31, 2022, compared to an underwriting loss of $30 million (adjusted underwriting income of $28 million) in the twelve months ended December 31, 2021, resulting in a combined ratio of 93.0% (adjusted combined ratio of 92.4%) for the twelve months ended December 31, 2022, compared to 101.2% (adjusted combined ratio of 98.8%) for the twelve months ended December 31, 2021.
•Losses and loss adjustment expenses include:
◦Catastrophe losses of $307 million, or 11 percentage points on the combined ratio, for the twelve months ended December 31, 2022, included losses associated with Hurricane Ian, floods in Australia and South Africa, the Russian/Ukraine war and other weather-related events. Catastrophe losses of $327 million, or 14 percentage points on the combined ratio, for the twelve months ended December 31, 2021, included losses associated with Texas winter storms, Hurricane Ida, European floods and other weather-related events.
◦Net unfavorable development on prior year loss reserves of $28 million, or 1 percentage point on the combined ratio, in the twelve months ended December 31, 2022, compared with net unfavorable development of $45 million, or 2 percentage points on the combined ratio in the twelve months ended December 31, 2021.
◦Remaining improvement in the loss ratio reflects improved pricing in excess of loss costs as well as the impact of portfolio repositioning from underwriting actions taken over the past few years across both our insurance and reinsurance segments.
•Acquisition costs as a percentage of net earned premium improved from 17% in 2021 to 16% in 2022, primarily within our insurance segment, due to a greater proportion of our business being ceded to Aspen Capital Markets businesses.
•General and administrative expenses increased to $387 million, representing 14 percentage points on the combined ratio, in the twelve months ended December 31, 2022, compared with $333 million, and 14 percentage points on the combined ratio, in the twelve months ended December 31, 2021. Increases are primarily due to increased staff costs, higher professional and consulting fees, an increase in IT and organizational change costs as we continue to reshape the business as well as an increase in Lloyd’s related costs due to increased capacity in the year.
•Net investment income of $188 million in the twelve months ended December 31, 2022, compared to $148 million in the twelve months ended December 31, 2021.
•Net income includes net realized and unrealized investment losses of $178 million in the twelve months ended December 31, 2022, primarily due to adverse interest rate movements. This compares to $9 million net realized and unrealized investment gains in the twelve months ended December 31, 2021.
•Annualized operating return on average equity of 11.9% in the twelve months ended December 31, 2022, compared to 2.4% in the twelve months ended December 31, 2021.

Segment highlights for twelve months ended December 31, 2022

•Insurance

◦Gross written premiums of $2,532 million in the twelve months ended December 31, 2022, an increase of 8% compared to $2,341 million in the twelve months ended December 31, 2021, primarily due to strong performance across the retention of existing business, positive rate improvement and growth in financial and professional and casualty and liability lines.
◦Net written premiums of $1,470 million, in the twelve months ended December 31, 2022, an increase of 5.8% compared with $1,389 million in the twelve months ended December 31, 2021, primarily due to growth in gross written premiums. Premiums ceded to reinsurers as a percentage of gross written premium in the twelve months ended December 31, 2022, was 42% compared with 41% in the twelve months ended December 31, 2021.
◦Underwriting income of $104 million (adjusted underwriting income of $153 million) in the twelve months ended December 31, 2022, compared to an underwriting loss of $101 million (adjusted underwriting loss of $84 million) in the twelve months ended December 31, 2021, resulting in a combined ratio of 92.8% (adjusted combined ratio of 89.3%) for the twelve months ended December 31, 2022, compared to 107.8% (adjusted combined ratio of 106.5%) for the twelve months ended December 31, 2021.
◦Losses and loss adjustment expenses include:
▪Catastrophe losses of $62 million, or 4 percentage points, in the twelve months ended December 31, 2022, compared with $72 million, or 6 percentage points, in the twelve months ended December 31, 2021.
▪Prior year net unfavorable reserve development of $87 million or 6 percentage points on the combined ratio, in the twelve months ended December 31, 2022, mainly due to adverse development on accident years 2020 and 2021 within international marine and energy liability, U.S. management and professional liability and excess and U.S. casualty of $38 million and unfavorable movement of $49 million due to the impact of the LPT. Prior year net unfavorable development of $180 million, or 14 percentage points on the combined ratio, in the twelve months ended December 31, 2021.
~~•~~Reinsurance
◦Gross written premiums of $1,807 million, in the twelve months ended December 31, 2022, an increase of 13% compared to $1,597 million in the twelve months ended December 31, 2021, primarily due to rate improvement and growth within our casualty and specialty reinsurance lines.
◦Net written premiums of $1,426 million, in the twelve months ended December 31, 2022, an increase of 19% compared with $1,199 million in the twelve months ended December 31, 2021. Premiums ceded to reinsurers as a percentage of gross written premium in the twelve months ended December 31, 2022, decreased to 21% compared with 25% in the twelve months ended December 31, 2021.
◦Underwriting income of $87 million (adjusted underwriting income of $52 million) in the twelve months ended December 31, 2022, compared to an underwriting income of $71 million (adjusted underwriting income of $112 million) in the twelve months ended December 31, 2021, resulting in a combined ratio of 93.1% (adjusted combined ratio of 95.8%) for the twelve months ended December 31, 2022, compared to 93.6% (adjusted combined ratio of 90.0%) for the twelve months ended December 31, 2021.
◦Losses and loss adjustment expenses include:
◦Catastrophe losses of $245 million, or 20 percentage points, net of reinsurance recoveries, in the twelve months ended December 31, 2022, compared with $255 million, or 23 percentage points, net of reinsurance recoveries, in the twelve months ended December 31, 2021.

◦Prior year net favorable reserve development of $59 million, or 5 percentage points on the combined ratio, in the twelve months ended December 31, 2022, primarily from favorable reserve development on accident years 2020 and 2021 of $25 million on casualty reinsurance and other property reinsurance lines and the favorable impact of the LPT of $34 million. Prior year net favorable reserve development of $134 million, or 12 percentage points on the combined ratio, in the twelve months ended December 31, 2021.

Investment performance

•Investment income of $188 million for the twelve months ended December 31, 2022, compared with $148 million for the twelve months ended December 31, 2021.

•Net realized and unrealized investment losses of $178 million in the twelve months ended December 31, 2022, which includes unrealized losses of $106 million. In addition, $368 million of unrealized investment losses after tax were recognized through other comprehensive income in the twelve months ended December 31, 2022, compared to $158 million in the twelve months ended December 31, 2021. Unrealized losses are due to higher interest rate and we would expect these to unwind as securities reach maturity. This compares to $9 million net realized and unrealized investment gains in the twelve months ended December 31, 2021, which includes net unrealized gain of $5 million.

•The total return, after tax, on Aspen’s managed investment portfolio was (4.8)% for the twelve months ended December 31, 2022, compared to (0.02)% in the twelve months ended December 31, 2021, and reflects net investment income and net realized and unrealized gains and losses mainly in the fixed income portfolio.

•Aspen’s investment portfolio as at December 31, 2022, consisted primarily of high quality fixed income securities with an average credit rating of “AA-”. The average duration of the fixed income securities was 3.0 years as at December 31, 2022 compared with 3.3 years as at December 31, 2021.
•Book yield on these fixed income securities as at December 31, 2022, was 3.2% compared with 2.1% as at December 31, 2021.

Shareholders’ equity

~~•~~Total shareholders’ equity was $2,358 million as at December 31, 2022, a decrease of $417 million, compared with $2,775 million as at December 31, 2021. The decrease is primarily due to unrealized losses in the available for sale investment portfolio of $368 million caused by the mark-to-market valuation impact from higher interest rates and credit spread widening. Additionally, the decrease was due to ordinary and preference dividends of $85 million, partially offset by net income of $51 million during the twelve months ended December 31, 2022.

Earnings materials
The earnings press release for the twelve months ended December 31, 2022 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Marc MacGillivray, Chief Accounting Officer, Aspen
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at December 31, 2022	As at December 31, 2021

ASSETS
Total investments	$6,085.8	$6,516.9
Cash and cash equivalents	959.2	1,314.1
Reinsurance recoverables (1)	5,635.0	3,894.2
Premiums receivable	1,482.4	1,304.6
Other assets	994.9	814.3
Total assets	$15,157.3	$13,844.1

LIABILITIES
Losses and loss adjustment expenses	$7,710.9	$7,611.8
Unearned premiums	2,457.5	2,112.3
Other payables (1)	2,331.0	1,045.3
Short-term debt (2021: Long-term debt)	299.9	299.9
Total liabilities	$12,799.3	$11,069.3

SHAREHOLDERS’ EQUITY
Total shareholders’ equity (2)	2,358.0	2,774.8
Total liabilities and shareholders’ equity	$15,157.3	$13,844.1

(1) Reinsurance recoverables and Other payables, have each increased by $1.3 billion due to the ceded reserves recoverable and reinsurance premiums payables related to the LPT contract.
(2) Total shareholders’ equity includes $753 million in relation to preference shares as at both current and comparative periods shown above.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31,
	2022	2021
UNDERWRITING REVENUES
Gross written premiums	$4,338.7	$3,938.4
Premiums ceded	(1,442.7)	(1,350.7)
Net written premiums	2,896.0	2,587.7
Change in unearned premiums	(207.3)	(177.2)
Net earned premiums	2,688.7	2,410.5
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	1,680.0	1,693.3
Acquisition costs	431.8	414.1
General and administrative expenses	386.5	333.1
Total underwriting expenses	2,498.3	2,440.5

Underwriting income/(loss)	190.4	(30.0)

Net investment income	188.1	147.5
Interest expense (1)	(43.7)	(14.3)
Corporate expenses	(71.7)	(64.3)
Other (expense)/income	(11.9)	3.9
Non-operating expenses (2)	(36.0)	(20.6)
Net realized and unrealized foreign exchange (losses)/gains (3)	(64.6)	4.1
Net realized and unrealized investment (losses)/gains	(177.6)	8.8
(LOSS)/INCOME BEFORE TAX	(27.0)	35.1
Income tax benefit/(expense) (4)	78.1	(5.3)
NET INCOME	51.1	29.8
Dividends paid on preference shares	(44.6)	(44.5)
Net income/(loss) attributable to ordinary shareholders	$6.5	$(14.7)

Loss ratio	62.5%	70.2%
Acquisition cost ratio	16.1%	17.2%
General and administrative expense ratio	14.4%	13.8%
Expense ratio	30.5%	31.0%
Combined ratio	93.0%	101.2%
Adjusted combined ratio (5)	92.4%	98.8%

(1) Interest expense in the twelve months ended December 31, 2022 includes interest payable on the funds withheld account on the LPT contract with Enstar of $29.4 million.
(2) Non-operating expenses in the twelve months ended December 31, 2022 includes expenses in relation to fixed assets written off which are no longer in use, severance, consulting and professional services in relation to non-recurring costs and other costs, offset by write-backs related to leased office space.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Income tax benefit in the twelve months ended December 31, 2022 includes a $94.1 million tax credit resulting from the reversal of brought forward valuation allowance for deferred tax assets in the U.S. operating subsidiaries.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the ADC/LPT contracts with the underlying loss development of the subject business of 2019 and prior accident years and also excludes the cost of the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2022
	Reinsurance	Insurance	Total

Gross written premiums	$1,807.0	$2,531.7	$4,338.7
Net written premiums	1,426.4	1,469.6	2,896.0
Gross earned premiums	1,617.2	2,370.8	3,988.0
Net earned premiums	1,251.8	1,436.9	2,688.7
Losses and loss adjustment expenses	770.3	909.7	1,680.0
Acquisition costs	252.4	179.4	431.8
General and administrative expenses	142.5	244.0	386.5
Underwriting income	$86.6	$103.8	$190.4

Net investment income			188.1
Net realized and unrealized investment (loss)			(177.6)
Corporate expenses			(71.7)
Non-operating expenses (1)			(36.0)
Other expense			(11.9)
Interest expense (2)			(43.7)
Net realized and unrealized foreign exchange (losses) (3)			(64.6)
(Loss) before tax			$(27.0)
Income tax benefit (4)			78.1
Net income			$51.1
Ratios
Loss ratio	61.5%	63.3%	62.5%
Acquisition cost ratio	20.2%	12.5%	16.1%
General and administrative expense ratio	11.4%	17.0%	14.4%
Expense ratio	31.6%	29.5%	30.5%
Combined ratio	93.1%	92.8%	93.0%
Adjusted combined ratio (5)	95.8%	89.3%	92.4%

(1) Non-operating expenses in the twelve months ended December 31, 2022 includes expenses in relation to fixed assets written off which are no longer in use, severance, consulting and professional services in relation to non-recurring costs and other costs, offset by write-backs related to leased office space.
(2) Interest expense in the twelve months ended December 31, 2022 includes interest payable on the funds withheld account on the LPT contract with Enstar of $29.4 million.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Income tax benefit in the twelve months ended December 31, 2022 includes a $94.1 million tax credit resulting from the reversal of brought forward valuation allowance for deferred tax assets in the U.S. operating subsidiaries.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the ADC/LPT contracts with the underlying loss development of the subject business of 2019 and prior accident years and also excludes the cost of the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2021
	Reinsurance	Insurance	Total

Gross written premiums	$1,597.0	$2,341.4	$3,938.4
Net written premiums	1,199.0	1,388.7	2,587.7
Gross earned premiums	1,479.2	2,139.1	3,618.3
Net earned premiums	1,118.8	1,291.7	2,410.5
Losses and loss adjustment expenses	705.2	988.1	1,693.3
Acquisition costs	221.6	192.5	414.1
General and administrative expenses	121.3	211.8	333.1
Underwriting income/(loss)	$70.7	$(100.7)	$(30.0)

Net investment income			147.5
Net realized and unrealized investment gains			8.8
Corporate expenses			(64.3)
Non-operating expenses (1)			(20.6)
Other income			3.9
Interest expense (2)			(14.3)
Net realized and unrealized foreign exchange gains (3)			4.1
Income before tax			$35.1
Income tax expense			(5.3)
Net income			$29.8
Ratios
Loss ratio	63.0%	76.5%	70.2%
Acquisition cost ratio	19.8%	14.9%	17.2%
General and administrative expense ratio	10.8%	16.4%	13.8%
Expense ratio	30.6%	31.3%	31.0%
Combined ratio	93.6%	107.8%	101.2%
Adjusted combined ratio (4)	90.0%	106.5%	98.8%

(1) Non-operating expenses includes expenses in relation to costs related to consulting and professional services in relation to non-recurring projects and other costs, impairment charges related to lease assets and amortization of intangible assets and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the ADC contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts. Effective January 1, 2022, management reassessed its functional currency determination as required by ASC 830, Foreign Currency Matters, as a result of significant changes in the groups economic facts and circumstances, and concluded that the functional currency of certain of its foreign operations had changed. Consequently, Aspen has concluded that USD is now the functional currency for all its branches and overseas entities. The change in the Company’s functional currency determination has been applied on a prospective basis in accordance with ASC 830. Therefore, any translation gains and losses that were previously recorded in accumulated other comprehensive income through December 31, 2021 remain unchanged through December 31, 2021.
(4) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the ADC contract with the underlying loss development of the subject business of 2019 and prior accident years. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2022, Aspen reported $15.2 billion in total assets, $7.7 billion in gross reserves, $2.4 billion in total shareholders’ equity and $4.3 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.

For more information about Aspen, please visit www.aspen.co.
Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our Annual Report on Form 20-F.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: the actual development of losses and expenses impacting estimates for catastrophe, pandemic or other large property, casualty or specialty losses and the adequacy of reserves for such events; operating costs, stakeholder loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) related to pandemics may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to affect the affairs of Aspen; the impact on our operating results and financial condition from our entry into a loss portfolio transfer arrangement reinsuring losses incurred with dates of loss on or prior to December 31, 2019 and the management and interpretation thereof and of any other forms of retrocessional coverage of legacy business; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on economic or social inflation costs which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings or outlook with S&P or A.M. Best; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations, including in relation to the impact of climate change; our capital models may provide materially different indications than actual results; decreased demand for our insurance of reinsurance products; cyclical changes in the insurance and reinsurance industry; increased competition from existing insurers and (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; the recent consolidation in the insurance and reinsurance industry; loss of one or more of our senior underwriters, senior management or other key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in the method for determining the London Inter-bank Offered Rate (“LIBOR”) and the replacement of LIBOR with alternative benchmark rates; changes in capital models promulgated by, or changes in policies and practices of, one or more rating agencies applicable to Aspen; changes in general economic conditions including, but not limited to, inflation, deflation, stagnation, foreign currency exchange rates, interest rates, supply chain considerations and other factors that could affect our financial results; the impact of changing interest rates on our unrealized investment losses; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage under the policies we have underwritten; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ and reinsurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from clients, cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on perils or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the ability of reinsurers, managing general agents, third party administrators and other entities or persons to meet their obligations to Aspen; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; statutory, case law or regulatory developments, including as to tax policy and insurance and reinsurance statutory or regulatory matters that would affect Bermuda-domiciled groups and Bermuda-based insurers and reinsurers and tax laws applicable to Aspen or certain of its subsidiaries or internal and external stakeholders; the impact of tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii) that the costs associated with such tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; central bank intervention in the financial markets, trade wars or other protectionist measures relating to international trade arrangements, adverse geopolitical events, domestic political upheavals or other developments that adversely impact global economic conditions; failure of our hedging arrangements to be effective; increased counterparty risk due to the credit impairment of financial institutions; our ability to realize amounts on sales of securities on our balance sheet equivalent to their values recorded for accounting purposes; heightened volatility and/or disruption in global capital and credit markets; and Aspen or certain of its Bermuda affiliates becoming subject to income taxes in a jurisdiction outside of Bermuda.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

The foregoing review of cautionary factors should not be construed as exhaustive; for a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2021, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the adverse development cover (“ADC”)/loss portfolio transfer (“LPT”) contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.
Aspen excludes the items above from its calculation of operating income because they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them, would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Twelve Months Ended
(in US$ millions)	December 31, 2022	December 31, 2021

Net income	$51.1	$29.8
Preference share dividends	(44.6)	(44.5)
Net income/(loss) attributable to ordinary shareholders	6.5	(14.7)
Add (deduct) items
Net foreign exchange losses/(gains)	64.6	(4.1)
Net realized and unrealized investment losses/(gains)	177.6	(8.8)
Non-operating expenses	36.0	20.6
Change in deferred gain on retroactive reinsurance contracts, net of certain costs related to the LPT contract with Enstar	22.8	58.3
Non-operating income tax (benefit)	(105.2)	(0.7)
Operating income	$202.3	$50.6

Underwriting income or loss/ gain or loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the adverse development cover (“ADC”)/loss portfolio transfer (“LPT”) contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which reflects the underlying underwriting performance of the ongoing portfolio.

Book yield is a non-GAAP financial measure. Book yield is the interest rate earned, at the time of purchase of the fixed income instrument at market value, assuming the bond is held to maturity and all coupon and principal payments are made on schedule.

Loss ratio is a non-GAAP financial measure. Loss ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) together, loss and loss adjustment expenses, as a percentage of net earned premiums.

Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted Combined ratio is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Adjusted Combined Ratio	Twelve Months ended December 31, 2022
(in US$ millions except where stated)	Reinsurance	Insurance	Total

Net earned premium	$1,251.8	$1,436.9	$2,688.7

Losses and loss adjustment expenses	770.3	909.7	1,680.0
Acquisition costs	252.4	179.4	431.8
General and administrative expenses	142.5	244.0	386.5
Underwriting expenses	1,165.2	1,333.1	2,498.3

Underwriting income	86.6	103.8	190.4

Combined ratio	93.1%	92.8%	93.0%

Adjustments to underwriting expenses
Add: change in deferred gain on retroactive contracts and exclude costs in relation to the LPT	34.2	(49.3)	(15.1)
Adjusted underwriting expenses	1,199.4	1,283.8	2,483.2
Adjusted underwriting income	52.4	153.1	205.5
Adjusted combined ratio	95.8%	89.3%	92.4%

Adjusted Combined Ratio	Twelve Months Ended December 31, 2021
(in US$ millions except where stated)	Reinsurance	Insurance	Total

Net earned premium	$1,118.8	$1,291.7	$2,410.5

Losses and loss adjustment expenses	705.2	988.1	1,693.3
Acquisition costs	221.6	192.5	414.1
General and administrative expenses	121.3	211.8	333.1
Underwriting expenses	1,048.1	1,392.4	2,440.5

Underwriting income	70.7	(100.7)	(30.0)

Combined ratio	93.6%	107.8%	101.2%

Adjustments to underwriting expenses
Add: change in deferred gain on retroactive contracts	(41.4)	(16.9)	(58.3)
Adjusted underwriting expenses	1,006.7	1,375.5	2,382.2
Adjusted underwriting income	112.1	(83.8)	28.3
Adjusted combined ratio	90.0%	106.5%	98.8%

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity attributable to ordinary shareholders.

	As at December 31, 2022	As at December 31, 2021
	($ in millions)
Total shareholders’ equity	$2,358.0	$2,774.8
Preference shares less issue expenses	(753.5)	(753.5)
Average adjustment	101.5	55.2
Average equity	$1,706.0	$2,076.5

Operating Income	$202.3	$50.6

Operating income return on average equity	11.9%	2.4%

Total return on Aspen’s managed investment portfolio is the cumulative of net investment income, net realized and unrealized investments losses in the trading and available for sale investment portfolio, divided by average total cash and investments, including receivables and payables for securities sold and purchased and accrued interest.